July 25, 2006
Ms. Hanna T. Teshome
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HSBC Receivables Funding Inc. I (the “Depositor”) HSBC Credit Card Master Note Trust (USA) I (the “Issuing Entity”) Form S-3 Registration Statement No. 333-134419
Dear Ms. Teshome:
In connection with the above matter, enclosed is a copy of an amended registration statement (“Registration Statement”) that was filed today, July 25, 2006, on behalf of the above referenced registrant. The purpose of the filing of the amended registration statement is to respond to your comment on the amended filing. As you requested in our phone conversation of July 19, 2006, we have deleted the phrase “or other swap” from page 38 of the Base Prospectus.
In compliance with 17 CFR § 230.472, et seq., we have also enclosed, in a separate envelope, eleven (11) copies of the Registration Statement, five (5) of which are marked to reflect changes from the Depositor’s Registration Statement on Form S-3 filed on July 12, 2006 under Registration No. 333-134419 (the “Prior Registration Statement”).
In compliance with Rule 461 of the Securities Act, on behalf of the Depositor, we are requesting acceleration of the effective date of the Registration Statement as of 12:00 p.m. on July 27, 2006. As requested by the Staff, on behalf of the Depositor, we acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Hanna T. Teshome
July 25, 2006

•	the Depositor may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We appreciate the consideration your branch has shown in reviewing the Depositor’s submission. Please do not hesitate to contact me at 212.547.5427 if you or any other member of the Staff has any questions.
Very truly yours,
/s/ Peter Humphreys
Peter Humphreys
PH/ecn
Attachment

cc:	HSBC Finance Corporation Mr. Steven Smith Ms. Cheryl Steffens Laurie S. Mattenson, Esq.